SCHEDULE 13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Beasley Broadcast Group, Inc.

(Name of issuer)

Class A Common Stock, par value $.001 per share

(Title of class of securities)

074014101

(CUSIP number)

December 9, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 5

CUSIP No. 074014101
1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Robert E. Beasley
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizen or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 700,304 (1)
	6	Shared voting power 0
	7	Sole dispositive power 700,304 (1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 700,304 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 10.7%(2)
12	Type of reporting person IN

(1)	Includes: (i) 196,540 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 196,540 shares of Class B Common Stock held by the Robert E. Beasley Revocable Trust, dated August 20, 2004, as amended, of which the Reporting Person is a trustee; (ii) 495,764 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 495,764 shares of Class B Common Stock held by the George G. Beasley Trust f/b/o Bruce E. Beasley u/a/d 12/9/08; and (iii) 8,000 shares of Class A Common Stock owned by the Reporting Person’s children, which are beneficially owned by the Reporting Person.
(2)	The percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person is based on 6,564,068 shares of Class A Common Stock outstanding, consisting of: (i) 5,871,764 shares of Class A Common Stock outstanding as of the date hereof; (ii) 196,540 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 196,540 shares of Class B Common Stock held by the Robert E. Beasley Revocable Trust, dated August 20, 2004, as amended, of which the Reporting Person is a trustee and (iii) 495,764 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 495,764 shares of Class B Common Stock held by the George G. Beasley Trust f/b/o Bruce E. Beasley u/a/d 12/9/08.

SCHEDULE 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer:

Beasley Broadcast Group, Inc. (the “Issuer”)

	(b)	Address of Issuer’ Principal Executive Offices:

3033 Riviera Drive, Suite 200, Naples, Florida 34103

ITEM 2.	(a)	Name of Person Filing

Robert E. Beasley

	(b)	Address of Principal Business Office:

3033 Riviera Drive, Suite 200, Naples, Florida 34103

	(c)	Citizenship of each Reporting Person is:

United States

	(d)	Title of Class of Securities:

Class A Common Stock, par value $.001 per share

	(e)	CUSIP Number:

074014101

ITEM 3.	Not applicable.

SCHEDULE 13G	Page 4 of 5

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 700,304

(b) Percent of class: 10.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 700,304.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 700,304.

(iv) Shares power to dispose or to direct the disposition of: 0.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2010

/s/ Robert E. Beasley
Signature